SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 __________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com August 1, 2018
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VIA EDGAR AND HAND DELIVERY
Amanda Ravitz
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
100 F. Street N.E.
Washington, D.C. 20549

RE:	Arcosa, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Filed June 15, 2018 (File No. 001-38494)

Dear Ms. Ravitz:

On behalf of Arcosa, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2018 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s registration statement on Form 10 filed with the Commission on June 15, 2018 (the “Registration Statement”), set forth below are the Company’s responses to the Comment Letter. Please note that the Company is simultaneously filing Amendment No. 2 to the registration statement on Form 10 (“Amendment No. 2”) incorporating the Company’s responses, as applicable, and other updates to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings set forth in Amendment No. 2.

Amanda Ravits
August 1, 2018

Exhibit 99.1

Forward-Looking Statements, page 38; and Reasons for Furnishing this Information Statement, page 40

1.	We note your disclosure in the last paragraphs on page 39 and page 40 that you undertake no obligation to update your disclosure. Revise to clarify that you will update your disclosure if required by federal securities laws.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 40 to clarify that it will update its disclosure as required by applicable federal securities laws in accordance with the Staff’s comment.

Treatment of the Distribution, page 45

2.We note your reference to “certain stockholders” in the first sentence of the last paragraph on page 46. Clarify which stockholders would have to provide the information described relating to the distribution.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 46 to clarify which stockholders would have to provide the information described relating to the distribution in accordance with the Staff’s comment.

Unaudited Pro Forma Combined Financial Statements, page 51

3.	Please revise to include the pro forma adjustments and resulting pro forma balances required by Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that it intends to include the pro forma adjustments and resulting pro forma balances in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results of Operations, page 66

4.	We note that you provide a discussion of results of operations for each segment. Please revise to also provide a discussion of the consolidated results of Arcosa for each period as required by Item 303(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the discussion of results of operations to also provide a discussion of the consolidated results of Arcosa for each period as required by Item 303(A) of Regulation S-K on pages 66 to 76 in accordance with the Staff’s comment.

5.	When multiple factors are identified, please revise to discuss and quantify the impact of each factor. For example, disclose the amount of revenue and expense that the trench shoring products acquisition in the third quarter of 2017 contributed in the construction products group on page 66 and the impact of improved pricing and increased shipping volumes in the utility structures product line in the energy equipment group on page 67.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 66 to 76 to discuss and quantify the impact of each factor when multiple factors are identified in accordance with the Staff’s comment.

Executive Officers, page 77

6.	Ensure that you have clearly disclosed all background information required by Regulation S-K Item 401(e)(1), including the business experience of Mr. Carrillo during the past five years, and the principal business of Mexichem S.A.B. Also, indicate the periods Mr. Carrillo served on Trinity Industries’ board.

Response: In response to the Staff’s comment, the Company has revised the background information for the executive officers on page 83 in accordance with the Staff’s comment.

Amanda Ravits
August 1, 2018

Transition Services Agreement, page 105

7.	Please disclose the duration of the agreement.

Response: The Transition Services Agreement (“TSA”) will be in effect during the provision of services thereunder. The term for a service pursuant to the TSA ranges depending on the service provided, ranging up to 18 months. The Company has accordingly revised its disclosure on page 112.

The Separation and Distribution Agreement, page 103

8.	Please tell us whether the arbitration provision in this agreement would have any impact on the rights of holders of Arcosa’s shares under the federal securities laws.

Response: The Company respectfully advises the Staff that the arbitration provision in the Separation and Distribution Agreement governs potential disputes between the Company and Trinity Industries, Inc. relating to such agreement, and does not have any impact on any rights of holders of Arcosa shares under the federal securities laws.

Arcosa Combined Financial Statements as of December 31, 2017

Note 7. Goodwill, page F-15

9.	We see that you reassessed goodwill in connection with the announced spin-off and identified $89.5 million of impairment in the Energy Equipment Group as of December 31, 2015. Since you state that Arcosa’s reporting units are the same as those used by Trinity for annual goodwill impairment testing, please disclose the specific circumstances that resulted in the impairment as a result of the spin-off and explain to us why this was not recorded in an earlier period by Trinity.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages F-10 and F-15 to further clarify that the goodwill impairment was a result of the exclusion of the cash flows and net assets of certain operations that are being retained by Trinity. The revised disclosure in Note 7 is as follows:

Arcosa’s goodwill was tested for impairment at the reporting unit level based on the businesses being included in Arcosa for the three years in the period ended December 31, 2017. While the reporting units are similar to Trinity’s reporting units, certain operations are being retained by Trinity. The businesses being retained by Trinity primarily impact a reporting unit in Arcosa’s Energy Equipment Group containing certain operations in Mexico whose products and services will be integrated into Trinity’s railcar business, thereby reducing the reporting unit’s historical cash flows and net assets.

The fair value estimates of the Arcosa reporting units were made using level three inputs, based on an income approach with no changes to the methodologies or assumptions used to originally determine anticipated future cash flows when the operations were a part of a reporting unit within Trinity. The fair value estimates included significant estimates and assumptions related to future revenues and operating profits, exit multiples, tax rates, and discount rates based on market-based capital costs. As a result of our impairment testing on the Arcosa reporting units, we concluded that the fair value of one of the reporting units included in the Energy Equipment Group was determined to be less than the carrying value of its net assets at December 31, 2015. We then evaluated the fair value of the individual assets and liabilities of the reporting unit and determined that the goodwill associated with the reporting unit was impaired in its entirety and accordingly recorded an impairment charge of $89.5 million for the year ended December 31, 2015.

We determined that there was no additional goodwill impairment during the periods tested.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to Stephen Arcano at (212) 735-3542 or Neil Stronski at (212) 735-2839.

Sincerely

/s/ Stephen Arcano
Stephen Arcano
cc:	Antonio Carrillo
Bryan Stevenson